

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

MANDARIN ORIENTAL INTERNATIONAL LIMITED
Securities and Exchange Commission File No.82-2955

8th April 2003



03050160

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Mandarin Oriental International Limited

We enclose for your information a copy of a press release issued on 8th April 2003 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

S:\Win\PR-Announcement\PRelease\MOIL\MOIL-corrs.doc

ews release

Mandarin Oriental International Limited 03 APR 21 AM 7:21



Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

To: Business Editor For immediate release

MANDARIN ORIENTAL TO OPEN NEW HOTEL IN BOSTON, USA

8th April 2003 – The award-winning luxury hotel Group, Mandarin Oriental International Limited, today announced that it will manage a new hotel currently under development in Boston, USA.

Designed as an intimate, luxurious hotel, featuring 168 guestrooms and suites, the property will be a component of a premier mixed-use complex, *The Prudential Center*, which is being developed in the heart of Boston. Located on Boylston Street, the project has ideal access to the city's finest shopping, dining and cultural venues.

The project's overall developers are CWB Boylston, a Boston-based real estate company whose partners bring extensive retail, hotel and commercial development experience. In addition to the hotel component, the overall scheme will comprise residential units which will be branded and serviced by Mandarin Oriental, as well as distinctive retail operations.

Opening in Spring 2006, the hotel will be designed in a contemporary, elegant style, with exacting attention to detail, reflective of the Group's oriental heritage. The hotel will offer the most spacious and luxurious guest rooms in the city, featuring the finest in-room entertainment systems. An all-encompassing 15,000 sq. ft spa and wellness center will be a prominent feature and will reflect the Group's Asian spa expertise in design and service. The hotel will also feature 7,000 sq. ft of extensive state-of-the-art meeting and banqueting facilities.

In connection with the total project funding, Mandarin Oriental will provide US$12 million of mezzanine loan financing towards construction of the project in 2005.

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"We are delighted at the prospect of opening a new hotel in the important, historic city of Boston and look forward to bringing Mandarin Oriental's renowned levels of hospitality to this exciting project. The pre-eminence of the site, the vibrancy of the surrounding neighborhood and the experience of our partners, bode well for success. This new development also represents another significant step for Mandarin Oriental in leveraging our brand further in major business centres worldwide," said Edouard Ettedgui, Group Chief Executive of Mandarin Oriental.

"We are tremendously pleased to have found a partner that truly embodies an extraordinary level of quality, a precise attention to detail and a total focus on the customer. We welcome Mandarin Oriental to the Prudential Center development, which promises to be Boston's most exclusive landmark, providing visitors and residents alike with an excellent experience," said Stephen R. Weiner, a principal of CWB Boylston.

Mandarin Oriental is the award-winning owner and operator of some of the world's most prestigious hotels and resorts. In total, the Group operates 18 luxury hotels in key business and leisure destinations, and in addition to this new development, has a further four hotels under development in New York (opening late 2003), Washington D.C. (opening 2004), Hong Kong (opening 2005) and Tokyo (opening 2006). Mandarin Oriental now operates some 7,000 rooms in eleven countries with nine hotels in Asia, six in The Americas and three in Europe.

CWB Boylston is a partnership comprising Julian Cohen, Stephen Weiner and Robin Brown, who bring together extensive retail, development and hotel expertise. Cohen has been a pioneer in the development and management of shopping centers throughout New England for more than 50 years. Weiner is the founder of S.R. Weiner and Associates, which owns and/or manages more than 16 million sq. ft of commercial space. For more than a decade Brown has worked in the luxury hotel industry in Boston and has earned a reputation for unparalleled attentiveness to detail and guest comfort.

- end -

For further information, please contact:

Mandarin Oriental Hotel Group International Limited
John Witt / Chantal Hooper (852) 2895 9160
Jill Kluge (44) 794 924 8518

Golin/Harris Forrest
Debbie Chu (852) 2501 7916

This and other Group announcements can be accessed through the Internet at 'www.mandarinoriental.com'.